Exhibit 99.1

Perion to Acquire Pub Ocean, an Innovative Publisher Technology
Platform, for up to $22 Million

Accretive and Synergistic Acquisition Expected to Generate an Incremental $25 Million
in Revenues and $5 Million in Adjusted EBITDA over the Next 12 Months

TEL AVIV & NEW YORK – July 22, 2020 – Perion Network Ltd., (NASDAQ: PERI), a global technology company that delivers its Synchronized Digital Branding solution across the three main pillars of digital advertising - ad search, social media and display / video – signed today an agreement to acquire the assets of Pub Ocean, a rapidly-growing digital publisher-focused technology company with scalable content distribution and real-time revenue analytics technology. Pub Ocean offers significant and immediate synergies to ContentIQ (CIQ), which Perion acquired in January, driving incremental revenue opportunities and enhanced profitability.

The acquisition, which is expected to close in the coming days, is for an aggregate cash consideration of up to $22 million, of which $4 million will be paid upon signing, $17 million as earn-out tied to financial targets over a two-year period and $1 million for two years of retention. The acquisition is expected to be immediately accretive and contribute more than $25 million in revenues and $5 million in Adjusted EBITDA to Perion in the first 12 months.

Chris Ingham Brooke, who founded Pub Ocean, will become Executive Vice President at CIQ. Pub Ocean will be integrated into CIQ with the express intent of building a “new media supply chain”. As a leading digital publishing orchestration system, driven by proprietary data algorithms that enable brands to scale to highly relevant audiences, CIQ stands to immediately benefit from Pub Ocean’s automated recommendations and analytics which sit between brands and channels in the “media supply chain.”

“Pub Ocean is a strategically important acquisition for Perion, as we advance the buildout of a Synchronized Digital Branding solution across all digital channels” said Doron Gerstel, CEO of Perion. “We see meaningful synergies between CIQ and Pub Ocean. We could not be more thrilled to welcome Pub Ocean and its founder Chris into the Perion and CIQ family.”

“Building Pub Ocean into a category leader has been an extraordinary adventure; an outcome I couldn’t have achieved without our incredible team,” said Chris Ingham Brooke. “We’ve had many suitors over the years, but no one has come close to Content IQ and Perion in terms of a strategic opportunity, vision and shared values. I’m looking forward to the next chapter and building a bigger company with all the resources and capabilities of Perion and Content IQ.”

Additional details on the Pub Ocean acquisition will be provided on Perion’s second quarter earnings call which is taking place on Wednesday, August 5, 2020.

About Perion Network Ltd.
Perion is a global technology company that provides agencies, brands and publishers with innovative solutions that cover the three main pillars of digital advertising. From its data-driven Synchronized Digital Branding platform and high-impact ad formats in the display domain; to its powerful social media platform; to its branded search network, Perion is well-positioned to capitalize on any changes in marketers’ allocation of digital advertising spend. More information about Perion can be found at www.perion.com.

About Pub Ocean
Pub Ocean is a technology company that helps digital publishers become more profitable by providing greater visibility and control through proprietary technology: LiveYield for real-time revenue attribution, Mission to control and automate the purchase and sale of audience.

Non-GAAP measures
Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude acquisition related expenses, share-based compensation expenses, restructuring costs, loss from discontinued operations, accretion of acquisition related contingent consideration, impairment of goodwill, amortization and impairment of acquired intangible assets and the related taxes thereon, non-recurring expenses, foreign exchange gains (losses) associated with ASC-842, as well as certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. Additionally, in September 2014, the Company issued convertible bonds denominated in New Israeli Shekels and at the same time entered into a derivative arrangement (SWAP) that economically exchanges the convertible bonds as if they were denominated in US dollars when the bonds were issued. The Company excludes from its GAAP financial measures the fair value revaluations of both, the convertible bonds and the related derivative instrument, and by doing so, the non-GAAP measures reflect the Company’s results as if the convertible bonds were originally issued and denominated in US dollars, which is the Company’s functional currency. Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) is defined as operating income excluding stock-based compensation expenses, depreciation, restructuring costs, acquisition related items consisting of amortization of intangible assets and goodwill and intangible asset impairments, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements and certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC on March 16, 2020. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Rami Rozen, VP of Investor Relations
+972 (52) 5694441
ramir@perion.com

Source: Perion Network Ltd.